
August 2, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Stellar Lumens Trust (XLM)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

   Re: Grayscale Stellar Lumens Trust (XLM)
     Amendment No. 1 to
     Registration Statement on Form 10
     Filed June 29, 2022
     File No. 000-56434

Dear Mr. Sonnenshein:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

General

1. We note your statements in the response letter regarding the role that Interstellar has played in the Stellar Network and XLM. Please revise to disclose Interstellar's historical role in the development of the Stellar Network and XLM as well as Interstellar's continuing involvement with the Stellar Network.

2. We note that you have removed your disclosure describing XLM as a hard fork in the Ripple Network and that, on page 20, you have revised your disclosure to state that the Zcash Network was cloned to launch the Zclassic Network. This disclosure appears to be inconsistent with the statement on page 5 of the "An Introduction to Stellar Lumens" document on your website, which states that XLM is the result of a fork, and with the

statement on page 5 of the "An Introduction to Horizen" document on your website, which states that the Zclassic Network is the result of a fork of the Zcash Network. Please revise for clarity or tell us why the disclosure in your registration statement differs from the information on your website. In this regard, we note that the information should be consistent.

3.   Refer to your response to comment 17 in which you state that due to the fact-based nature of the analysis regarding whether XLM is a security, the Sponsor acknowledges that XLM, in its current form and/or if the characteristics of XLM change over time, may *in the future* be found by the SEC or a federal court to be a security. Please revise your disclosure to clarify that XLM, based on the relevant facts as they exist today, may be a security under the federal securities laws.

4.   We note from your disclosure that you will transact in XLM, for example receiving XLM from the Authorized Participant and selling XLM to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the AML, KYC and any other procedures conducted by the Trust, Sponsor and Authorized Participant to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity. To the extent the Trust, Sponsor or Authorized Participant may not know the counter-party when transacting in XLM, please add risk factor disclosure regarding the potential risk of transacting in XLM with a sanctioned entity and the impact if such a transaction occurs.

Overview, page 4

5.   Please disclose here that "[t]he Sponsor does not intend to permit the Trust to continue holding XLM (and therefore would dissolve the trust) if the Sponsor determines it is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination."

Risk Factors
Risk Factors Related to Digital Assets
Digital assets represent a new and rapidly evolving industry, page 15

6.   Refer to your response to comment 8. Please revise to disclose whether you are aware of any plans to introduce privacy-preserving features to the Stellar Network.

7.   Refer to your response to comment 11. Please revise your disclosure here and on page 61 to explain the role of "watcher nodes" on the Stellar Network.

If the transaction fees for recording transaction on the Stellar Network, page 17

8.   Refer to your response to comment 13. Please revise your disclosure in this risk factor to highlight that, in contrast to miners of Bitcoin and other crypto assets, validators on the Stellar Network do not receive crypto asset rewards.

<u>A determination that XLM or any other digital asset is a "security" may adversely affect the value of XLM..., page 38</u>

9.   Please remove your statement that "the SEC staff has not provided any guidance as to the security status of XLM" as it is inconsistent with your disclosure elsewhere in this risk factor. We note, for example, your disclosure that the Sponsor, in conducting its analysis, takes into account a number of factors, including "reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws."

10.   We note your statement that the Sponsor discusses the security status of XLM with its external securities lawyers. Please revise to clarify, if true, that external securities counsel has provided the Sponsor with a memorandum regarding the status of XLM under the federal securities laws.

<u>Overview of Stellar Lumens</u>
<u>Creation of Nex XLM, page 52</u>

11.   Please include cross-references to your discussion of the risks that may be associated with the fact that Stellar Development Foundation created the full amount of XLM and then distributes it via its distribution procedures, as opposed to block creation via mining or validation as associated with crypto assets such as Bitcoin, and to your discussion of how a centralized distribution procedure, which can be changed by the SDF, may present risks to the future volume or price of XLM.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance